UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2007
Commission File Number: 001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
1600 15th Avenue
Didsbury, Alberta T0M 0W0
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     On May 15, 2007 the Issuer filed its Quarterly Report to Shareholders for the period ended March 31, 2007, including Management’s Discussion and analysis for the period, together with the Certifications of the Issuer’s CEO and CFO, and an issued news release, with the Alberta Securities Commission. The documents attached as Exhibit 99.1 and Exhibit 99.4 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description

99.1	Quarterly Report to Shareholders for the period ended March 31, 2007, including Management’s Discussion and Analysis for the period ended March 31, 2007

99.2	Form 52-109F2 — Certification of Interim Filings — CEO

99.3	Form 52-109F2 — Certification of Interim Filings — CFO

99.4	News Release dated May 16, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, q.c.
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Quarterly Report to Shareholders for the period ended March 31, 2007, including Management’s Discussion and Analysis for the period ended March 31, 2007

99.2	Form 52-109F2 — Certification of Interim Filings — CEO

99.3	Form 52-109F2 — Certification of Interim Filings — CFO

99.4	News Release dated May 16, 2007